UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EQT Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885B 100

(CUSIP Number)

Philip P. Conti

625 Liberty Avenue, Suite 1700

 Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Midstream Investments, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,299,670 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,299,670 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,299,670 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 35.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Gathering, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,299,670 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,299,670 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,299,670 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 35.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Gathering Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,299,670 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,299,670 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,299,670 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 35.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,299,670 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,299,670 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,299,670 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 35.1%

14	Type of Reporting Person (See Instructions) CO (Corporation)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,299,670 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,299,670 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,299,670 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 35.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,299,670 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,299,670 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,299,670 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 35.1%

14	Type of Reporting Person (See Instructions) CO (Corporation)

Item 1.                   Security and Issuer.

This Amendment No. 1 to Schedule 13D (Amendment No. 1) amends and supplements or restates (where indicated) the statement on Schedule 13D (Schedule 13D) originally filed with the Securities and Exchange Commission (the Commission) on May 15, 2014 and relates to common units (Common Units) representing limited partner interests of EQT Midstream Partners, LP, a Delaware limited partnership (the Issuer), whose principal executive offices are located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.  Capitalized terms used in this Amendment No. 1 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 2.                   Identity and Background.

Item 2(a) of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit D by (i) EQT Midstream Investments, LLC, a Delaware limited liability company (Midstream Investments), (ii) EQT Gathering, LLC, a Delaware limited liability company (EQT Gathering), (iii) EQT Gathering Holdings, LLC, a Delaware limited liability company (Gathering Holdings), (iv) EQT Production Company, a Pennsylvania corporation (EPC), (v) EQT Investments Holdings, LLC, a Delaware limited liability company (Investments Holdings), and (vi) EQT Corporation, a Pennsylvania corporation (EQT and together with Midstream Investments, EQT Gathering, Gathering Holdings, EPC and Investments Holdings, the Reporting Persons).

Midstream Investments is a limited partner of the Issuer with a 35.1% limited partner interest.  EQT Gathering is the sole member of Midstream Investments.  Gathering Holdings is the sole member of EQT Gathering. EPC is the sole member of Gathering Holdings. Investments Holdings is the sole stockholder of EPC. EQT is a publicly traded company and the sole member of Investments Holdings. The Reporting Persons are hereby filing a joint Schedule 13D.

Item 3.                   Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

All of the Issuer’s 17,339,718 subordinated units converted, for no additional consideration, into Common Units on a one-for-one basis on February 17, 2015 upon satisfaction of certain financial tests for termination of the subordination period set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, dated July 2, 2012 (as amended, the Partnership Agreement).

Item 4.                   Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the Common Units reported herein in connection with the termination of the subordination period and the Jupiter Acquisition as further described in Item 3.  The Reporting Persons may acquire additional Common Units from the Issuer or third parties in the open market or in private transactions, in connection with future issuances of its Common Units or otherwise, depending on the Reporting Persons’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)—(j) of Schedule 13D:

(a)           The Issuer may grant performance awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and other unit based awards to employees and non-employee directors of the General Partner and any of its affiliates pursuant to the EQT Midstream Services, LLC 2012 Long-Term Incentive Plan adopted by the General Partner. The General Partner may acquire Common Units for issuance pursuant to the 2012 Long-Term Incentive Plan on the open market, directly from the Issuer, from any other person, or any combination of the foregoing.

(b)           None.

(c)           None.

(d)           None.

(e)           The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of materially changing the present capitalization or dividend policy of the Issuer.

(f)            None.

(g)           None.

(h)           None.

(i)            None.

(j)            Except as described in this Item 4, the Reporting Persons do not have, as of the date hereof, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.  The Reporting Persons may change their plans or proposals in the future.  In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.                   Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           (1)           As of February 17, 2015, the approximate number of Common Units issued and outstanding is 60,687,170. Midstream Investments is the record and beneficial owner of 21,299,670 Common Units, which represents 35.1% of the outstanding Common Units of the Issuer.

(2)           EQT Gathering does not directly own any Common Units of the Issuer; however, as the sole member of Midstream Investments, it may be deemed to beneficially own the 21,299,670 Common Units held of record by Midstream Investments, which represents approximately 35.1% of the outstanding Common Units of the Issuer.

(3)           Gathering Holdings does not directly own any Common Units of the Issuer; however, as the sole member of EQT Gathering and indirect 100% owner of Midstream Investments, it may be deemed to beneficially own the 21,299,670 Common Units held of record by Midstream Investments, which represents approximately 35.1% of the outstanding Common Units of the Issuer.

(4)           EPC does not directly own any Common Units of the Issuer; however, as the sole member of Gathering Holdings and indirect 100% owner of Midstream Investments, it may be deemed to beneficially own the 21,299,670 Common Units held of record by Midstream Investments, which represents approximately 35.1% of the outstanding Common Units of the Issuer.

(5)           Investments Holdings does not directly own any Common Units of the Issuer; however, as the sole stockholder of EPC and indirect 100% owner of Midstream Investments, it may be deemed to beneficially own the 21,299,670 Common Units held of record by Midstream Investments, which represents approximately 35.1% of the outstanding Common Units of the Issuer.

(6)           EQT does not directly own any Common Units of the Issuer; however, as the sole member of Investments Holdings and indirect 100% owner of Midstream Investments, it may be deemed to beneficially own the 21,299,670 Common Units held of record by Midstream Investments, which represents approximately 35.1% of the outstanding Common Units of the Issuer.

(7)           In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
David L. Porges	20,000	*
Philip P. Conti	9,750	*
Randall L. Crawford	25,000	*
Lewis B. Gardner	6,500	*
Theresa Z. Bone	10,000	*
Vicky A. Bailey	1,000	*
Kenneth M. Burke	3,000	*
A. Bray Cary, Jr.	12,000	*
Margaret K. Dorman	11,000	*
James E. Rohr	2,655	*
Daniel A. Greenblatt	363	*
George L. Miles, Jr.	2,500	*
David S. Shapira	17,218	*
Phillip D. Swisher	1,000	*
Charlene Petrelli	15,000	*
Stephen A. Thorington	5,000	*
Lee T. Todd, Jr.	1,500	*

*              Less than 1% of the class beneficially owned.

(b)          The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)           Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)           The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 19, 2015

EQT CORPORATION

By:	/s/ Philip P. Conti
Name: Philip P. Conti
Title: Senior Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 19, 2015

EQT MIDSTREAM INVESTMENTS, LLC

By: EQT GATHERING, LLC

its sole member

By:	/s/ Randall L. Crawford
Name: Randall L. Crawford
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 19, 2015

EQT GATHERING, LLC

By:	/s/ Randall L. Crawford
Name: Randall L. Crawford
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 19, 2015

EQT PRODUCTION COMPANY

By:	/s/ Steven T. Schlotterbeck
Name: Steven T. Schlotterbeck
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 19, 2015

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/ Joshua C. Miller
Name: Joshua C. Miller
Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 19, 2015

EQT GATHERING HOLDINGS, LLC

By:	/s/ Randall L. Crawford
Name: Randall L. Crawford
Title: President